UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Brooks Lindberg

Partners Group Private Equity (Master Fund), LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

March 30, 2012

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$17,800,000(approximately 5% of 2/29 NAV) (a)	Amount of Filing Fee:	$2,039.88(b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	Partners Group Private Equity (Master Fund), LLC (the “Fund”) is offering to purchase Interests (as defined below) in the Fund (the “Offer”) in an amount up to $17,800,000 of the net assets of the Fund from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Interest” or “Interests” refers to the limited liability company interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member’s Interest as the context requires. Members that desire to tender an Interest for purchase must do so by 11:59 p.m., Eastern Time on April 27, 2012 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of June 30, 2012, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests. Since the Fund’s fiscal year end is March 31, 2013, the Fund expects that the audit will be completed by the end of May 2013.

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•	A Member may tender its entire Interest or a portion of its Interest. See Item 4(a)(1)(ii).

•	Partial Interests will be repurchased on a “first in-first out” basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

•	The tendering Member will receive an initial payment in cash (valued according to the Fund’s Limited Liability Company Agreement dated as of February 27, 2009 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) equal to at least 95% of the unaudited value of the Interest tendered by the Member that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take up to 10 business days after July 1, 2012, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”) to make the Initial Payment.

•	A tendering Member will receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the value of the repurchased Interest as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member.

•	The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered. If the Fund accepts the tender of the Member’s Interest, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Members that desire to tender an Interest for purchase must do so by 11:59 p.m., Eastern Time, on April 27, 2012 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of an Interest on or prior to May 24, 2012 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date. See Item 4(a)(1)(vi).

•	If a Member would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Partners Group Private Equity (Master Fund), LLC, c/o UMB Fund Services, Inc. at 803 W. Michigan Street, Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on April 27, 2012 . ). See Item 4(a)(1)(vii). The value of the Interests may change between February 29, 2012 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Interests being purchased will be determined. See Item 2(b). Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMB Fund Services, Inc. (“UMBFS”) at (888) 977-9790 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

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Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on April 27, 2012, a Member that tenders its entire Interest will remain a Member of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Member’s Interest for purchase.

Item 2.	ISSUER INFORMATION.

(a) The name of the issuer is “Partners Group Private Equity (Master Fund), LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and its telephone number is (212) 908-2600.

(b) The title of the securities that are the subject of the Offer is “limited liability company interests,” or portions thereof, in the Fund. As of the close of business on February 29, 2012, the net asset value of the Fund was $358,954,119. Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to $17,800,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Partners Group Private Equity (Master Fund), LLC”. The Fund’s principal executive office is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and the telephone number is (212) 908-2600. The investment manager of the Fund is Partners Group (USA) Inc. (the “Adviser”). The principal executive office of the Adviser is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036. The managers on the Fund’s board of managers (the “Board of Managers”) are James F. Munsell, Robert J. Swieringa and Urs Wietlisbach. Their address is c/o Partners Group Private Equity (Master Fund), LLC at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Standard Time, on April 27, 2012 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Interests tendered to the Fund for purchase will be the value of the Member's capital account (or portion thereof being repurchased) based on the net asset value as of the close of business on June 30, 2012, or, if the Offer is extended, as of any later Valuation Date after reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Interest or portion thereof being repurchased. See Item 4(a)(1)(v) below.

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A Member may tender its entire Interest or a portion of its Interest. The Member will be paid an amount equal to the value, determined as of the Valuation Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Member will receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take up to 10 days after the Repurchase Date to make the Initial Payment. A tendering Member will also receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the value of the repurchased Interest as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on April 27, 2012. Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated March 30, 2012, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi) Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, April 27, 2012 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of an Interest on or prior to May 24, 2012 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

(vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on April 27, 2012 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

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Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

(ix) If Interests in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

A Member who sells all or part of the Member's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member's adjusted tax basis in the Member's entire Interest at that time. The Member's adjusted tax basis in the Member's Interest will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member. It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member's share of "unrealized receivables" of a limited liability company (as defined in Internal Revenue Code section 751). No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member's entire Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member's adjusted tax basis in the Interest.

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(2)	Not applicable.

(b) Any Interests to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on February 27, 2009 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser anticipates recommending to the Board of Managers that the Fund offer to repurchase Interests from Members quarterly each year. The Fund commenced operations on July 1, 2009 and has previously made five offers to purchase Interests from Members.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers; and (ii) any other person, with respect to the Interests.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

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Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Interests tendered.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on February 29, 2012 estimated values, Mr. James F. Munsell, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on February 29, 2012 estimated values, Mr. Robert J. Swieringa, Manager of the Fund, does not have any beneficial ownership in the Fund.

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Based on February 29, 2012 estimated values, Mr. Urs Wietlisbach, Manager of the Fund, does not have any beneficial ownership in the Fund.

(b) Other than the acceptance of subscriptions as of February 1, 2012 and March 1, 2012, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on July 1, 2009. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period from July 1, 2009 (commencement of operations) to September 30, 2009, previously filed with the SEC on Form N-CSR on December 9, 2009; Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June 7, 2010; Unaudited Financial Statements for the Period ended September 30, 2010, previously filed with the SEC on Form N-CSR on December 7, 2010; Audited Financial Statements for the Period Ended March 31, 2011, previously filed with the SEC on Form N-CSR on June 9, 2011; and Unaudited Financial Statements for the Period Ended September 30, 2011, previously filed with the SEC on Form N-CSR on December 9, 2011.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

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(5)	None.

(b)	None.

Item12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Interests.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

By:	/s/ Scott Higbee
	Name:	Scott Higbee
	Title:	President

March 30, 2012

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EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Interests.